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                              March 15, 2021

       Jonathan Huberman
       Chief Executive Officer
       Software Acquisition Group Inc. III
       1980 Festival Plaza Drive
       Ste. 300
       Las Vegas, NV 89135

                                                        Re: Software
Acquisition Group Inc. III
                                                            Registration
Statement on Form S-1
                                                            Filed February 18,
2021
                                                            File No. 333-253230

       Dear Mr. Huberman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Summary - Exercise Period, page 10

   1. We note that you are registering the offering of the shares of common stock underlying the warrants because
the warrants may be exercisable within one year. However, your disclosure reflects
that as soon as practicable, but in no event later than 15 business days after the closing of
your business combination you will use your best efforts to file a new or post effective
amendment to the registration statement. Please clarify your disclosure under Summary, Risk
Factors and Description of Securities regarding the current
                                                        registration of shares
underlying the warrants and your plans to file Section 10(a)(3)
                                                        updates.
 Jonathan Huberman
Software Acquisition Group Inc. III
March 15, 2021
Page 2
Report of Independent Registered Public Accounting Firm, page F-2

2. Please have your auditors change the company reference from Software Acquisition
      Group Inc. II to Software Acquisition Group Inc. III in the first paragraph of their report.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                             Sincerely,
FirstName LastNameJonathan Huberman
                                                             Division of
Corporation Finance
Comapany NameSoftware Acquisition Group Inc. III
                                                             Office of Real
Estate & Construction
March 15, 2021 Page 2
cc:       Christian O. Nagler, Esq.
FirstName LastName